                                   Filed by: American Century Mutual Funds, Inc.
                                                  Pursuant to Rule 425 under the
                                              Securities Act of 1933, as amended

                                               Subject Company: Kopp Funds, Inc.
                                       Investment Company Act File No. 811-08267

October 12, 2006

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Dear **C_Salutation**,

On  September  13,  2006,  Kopp  Investment  Advisors  announced an agreement in principle  to sell Kopp  Funds,  its retail  mutual fund  business,  to American
Century Investments.  Assets from the Kopp Emerging Growth Fund will be added to the American Century New Opportunities II Fund.

Please join us for a  conference  call to learn more about the  strategy  behind
American  Century New  Opportunities  II. You will have the  opportunity  to ask questions at the end of the call.

                            TUESDAY, OCTOBER 17, 2006

                         3:30 p.m. Central Daylight Time
      (PLEASE CALL FIVE TO TEN MINUTES IN ADVANCE TO CHECK-IN TO THE CALL.)

                                 GUEST SPEAKERS:

  SALLY ANDERSON, CFA                               HAROLD BRADLEY
Executive Vice President                      Chief Investment Officer
Senior Portfolio Manager             U.S. Growth Equity-Mid Cap/Small Cap/Sector
Kopp Investment Advisors                    American Century Investments

                                CALL INFORMATION:

                        PARTICIPANT DIAL IN: 888-295-2818

                            PARTICIPANT CODE: 8121303

           Please REGISTER for the call by calling 800-345-6488 x44410
                 Or emailing bridget_reber@americancentury.com.

          Replay of the conference call will be available for 30 days.
             REPLAY DIAL IN: 800-642-1687 (REPLAY PASSCODE: 8121303)

Regards,

/s/ Sally Anderson
----------------------------------
Sally Anderson

        INVESTMENT PROFESSIONAL USE ONLY, NOT FOR PUBLIC VIEWING OR DISTRIBUTION
                                                         SEE DISCLOSURES ON BACK

IMPORTANT DISCLOSURE INFORMATION

THE  INFORMATION  INCLUDED HEREIN IS NOT AN OFFER TO SELL, NOR A SOLICITATION OF
AN OFFER TO BUY, SHARES OF ANY INVESTMENT  COMPANY,  NOR IS IT A SOLICITATION OF
ANY PROXY. AMERICAN CENTURY MUTUAL FUNDS, INC. AND AMERICAN CENTURY QUANTITATIVE
EQUITY FUNDS,  INC., WILL FILE A PROXY  STATEMENT/PROSPECTUS  AND OTHER RELEVANT
DOCUMENTS  REGARDING THE  REORGANIZATIONS  WITH THE U.S. SECURITIES AND EXCHANGE
COMMISSION (THE "SEC"). INVESTORS ARE URGED TO READ THESE DOCUMENTS BECAUSE THEY
WILL  CONTAIN  IMPORTANT  INFORMATION  ABOUT  THE  REORGANIZATIONS  AND  RELATED
MATTERS.  YOU WILL BE ABLE TO OBTAIN THESE  DOCUMENTS  FREE OF CHARGE AT THE SEC
WEB SITE (WWW.SEC.GOV).

FOR MORE  INFORMATION,  CALL KOPP FUNDS AT  1-888-533-KOPP  OR AMERICAN  CENTURY
INVESTMENTS AT  1-800-345-2021  FOR A PROSPECTUS  CONTAINING  INFORMATION ON THE
FUNDS' INVESTMENT OBJECTIVES, RISKS, FEES AND EXPENSES. READ IT CAREFULLY BEFORE
YOU INVEST OR SEND MONEY. INVESTMENT RETURN AND SHARE PRICE WILL FLUCTUATE,  AND
REDEMPTION VALUE MAY BE MORE OR LESS THAN ORIGINAL COST.

Kopp Funds are  distributed by Centennial  Lakes  Capital,  LLC, a member of the
NASD and an affiliate of Kopp Investment Advisors, LLC and the Fund.